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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

INFOVISTA SA

(Exact Name of Registrant as Specified in its Charter)

6, rue de la Terre de Feu, 91940 Les Ulis, France
(Address of principal executive offices)

        (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F /x/        Form 40-F / /

        (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes / /        No /x/

        (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):            )

ENCLOSURES

        InfoVista SA (the "Company") is furnishing under cover of Form 6-K the summary of the Note d'information regarding the Share repurchase program to be submitted to the shareholders for approval at the shareholders' meeting on December 5, 2002.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFOVISTA SA
By:	/s/ ALAIN TINGAUD Alain Tingaud Chairman and Chief Executive Officer

Dated: November 26, 2002

Share repurchase program to be submitted to the shareholders for approval at the shareholders' meeting on December 5, 2002

        The French Commission des Opérations de Bourse has certified the text of a Note d'Information with a visa numbered 02-1160 and dated November 20, 2002.

Summary of the Note d'Information

        The share repurchase program will be submitted to the shareholders during the annual general meeting on December 5, 2002. The program is intended to replace the authorization given by the shareholders during the annual general meeting on December 13, 2001.

        The authorization will allow the Company to:

  •
  implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates, in compliance with the relevant regulations;

  •
  provide consideration in the context of an acquisition or an exchange of Company shares (especially as part of external growth operations);

  •
  issue securities when rights attached to securities giving rights to purchase Company shares are exchanged or exercised by presenting a coupon or in some other manner;

  •
  stabilize the InfoVista share price by purchasing or selling shares, depending on market conditions and in compliance with the relevant regulations;

  •
  sale and purchase of shares according to market conditions;

  •
  cancel shares, subject to the adoption of a specific resolution by the extraordinary general meeting.

        In the context of this program, the maximum purchase price (excluding expenses) shall be 6.86 euros per share and the minimum resale price (excluding expenses) shall be 1.3 euro per share. The number of shares to be repurchased shall not exceed 10% of the share capital and the funds to be used shall not exceed 15,000,000 euros. Taking into account the 662,434 shares already held by the Company as of October 18, 2002, there remains a maximum of 1,325,847 shares which could be repurchased (being 6.67% of its capital) and this represents a maximum amount of 9,135,086 euros.

        Copies of the full text of the Note d'Information may be obtained free of charge from the following address:

        InfoVista S.A, Legal Department, 6 rue de la Terre de Feu, 91952 Courtaboeuf Cedex, France.

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ENCLOSURES
SIGNATURE